FYEO INC

Balance Sheet

As of December 31, 2025

	TOTAL		
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PP)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
1001 Silicon Valley Checking 1 (6938)	-2,796.63	-1,409.17	-1,387.46
1002 Silicon Valley Checking 2 (4399)	-4,907.08	-2,415.43	-2,491.65
1004 Silicon Valley Checking 4 (4309)	10.00	10.00	0.00
1005 Silicon Valley Savings 1 (5629)	5.32	142.34	-137.02
1006 Silicon Valley Savings 2 (4889)	0.07	0.07	0.00
1007 Silicon Valley Savings 2 (6578)	101.24	150,431.90	-150,330.66
Total Bank Accounts	**$ -7,587.08**	**$146,759.71**	**$ -154,346.79**
Other Current Assets			
1500 TD Ameritrade	57,401.10	57,401.10	0.00
1501 COINBASE (& other accounts)	184,566.06	199,722.05	-15,155.99
Total Other Current Assets	**$241,967.16**	**$257,123.15**	**$ -15,155.99**
Total Current Assets	**$234,380.08**	**$403,882.86**	**$ -169,502.78**
Fixed Assets			
1600 Patent	10,386.00	10,386.00	0.00
Accumulated Amortization - Patent	-10,386.00	-10,386.00	0.00
Total 1600 Patent	**0.00**	**0.00**	**0.00**
1602 Servers	8,880.00	8,880.00	0.00
1610 Accumulated Depreciation - Servers	-9,903.00	-8,880.00	-1,023.00
Total 1602 Servers	**-1,023.00**	**0.00**	**-1,023.00**
1603 Equipment	1,495.44	1,495.44	0.00
1604 Research & Development	1,624,323.53	1,588,154.50	36,169.03
1605 Accumulated Amortization	-825,558.00	-495,738.00	-329,820.00
1606 iMac 2025	3,011.68		3,011.68
1607 Accumulated Depreciation - iMac	-602.00		-602.00
Total 1606 iMac 2025	**2,409.68**		**2,409.68**
Total Fixed Assets	**$801,647.65**	**$1,093,911.94**	**$ -292,264.29**
Other Assets			
Investment - Botty #2	25,029.08	25,029.08	0.00
North Capital	-225.00	-225.00	0.00
SAFE Note	25,000.00		25,000.00
Total Other Assets	**$49,804.08**	**$24,804.08**	**$25,000.00**
TOTAL ASSETS	**$1,085,831.81**	**$1,522,598.88**	**$ -436,767.07**

FYEO INC

Balance Sheet

As of December 31, 2025

	TOTAL		
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PP)	CHANGE
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
2050 American Express	-127,387.54	-95,705.74	-31,681.80
2057-DG American Express 7	132,044.54	99,768.23	32,276.31
Total 2050 American Express	4,657.00	4,062.49	594.51
Total Credit Cards	$4,657.00	$4,062.49	$594.51
Other Current Liabilities			
2090 Short Term Loan Payable BTblock Ventures LLC	-140,000.00	-140,000.00	0.00
Total Other Current Liabilities	$ -140,000.00	$ -140,000.00	$0.00
Total Current Liabilities	$ -135,343.00	$ -135,937.51	$594.51
Long-Term Liabilities			
2110 SBA EIDL Loan	1,015,760.00	1,069,300.00	-53,540.00
Total Long-Term Liabilities	$1,015,760.00	$1,069,300.00	$ -53,540.00
Total Liabilities	$880,417.00	$933,362.49	$ -52,945.49
Equity			
3000 Distribution- DMG	-261,286.07	-261,286.07	0.00
3002 Distribution- BG	8,000.32	8,000.32	0.00
3003 Distribution- TO	-10,057.71		-10,057.71
3100 Contributions	349,500.00	350,000.00	-500.00
3201 Retained Earnings	491,778.32	288,488.38	203,289.94
Net Income	-372,520.05	204,033.76	-576,553.81
Total Equity	$205,414.81	$589,236.39	$ -383,821.58
TOTAL LIABILITIES AND EQUITY	$1,085,831.81	$1,522,598.88	$ -436,767.07

FYEO INC

Profit and Loss

January - December 2025

	TOTAL		
	JAN - DEC 2025	JAN - DEC 2024 (PP)	CHANGE
Income			
4000 Sales	1,132,166.03	1,993,528.40	-861,362.37
Total Income	**$1,132,166.03**	**$1,993,528.40**	**$ -861,362.37**
GROSS PROFIT	**$1,132,166.03**	**$1,993,528.40**	**$ -861,362.37**
Expenses			
6200 Advertising	2,067.99	11,083.32	-9,015.33
6210 Bank Charges	1,474.12	555.61	918.51
6215 Conferences	295.00	865.00	-570.00
6220 Contract Labor	608,456.47	786,051.46	-177,594.99
6230 Entertainment		288.19	-288.19
6250 Insurance	57,674.94	24,433.24	33,241.70
6255 Interest Expense	10,708.00	45,512.00	-34,804.00
6260 Meals	4,625.57	14,171.02	-9,545.45
6265 Shipping, Freight & Delivery		170.00	-170.00
6270 Office Expense	7,094.12	2,242.00	4,852.12
6280 Software Expense	338,632.92	484,959.78	-146,326.86
6285 Payroll taxes	23,960.52		23,960.52
6290 Travel	1,044.68	11,154.54	-10,109.86
6310 Rent	8,302.00	33,645.07	-25,343.07
6500 Professional Fees	26,362.50	89,207.68	-62,845.18
6505 Legal Fees		7,927.78	-7,927.78
6510 Accounting Fees	11,850.00	7,099.51	4,750.49
Total 6500 Professional Fees	**38,212.50**	**104,234.97**	**-66,022.47**
6515 Payroll Service Fee	14,324.93		14,324.93
6600 Income Tax	10,310.31	8,935.85	1,374.46
License & Fees	25.00		25.00
Total Expenses	**$1,127,209.07**	**$1,528,302.05**	**$ -401,092.98**
NET OPERATING INCOME	**$4,956.96**	**$465,226.35**	**$ -460,269.39**
Other Income			
4200 Interest Income	1,249.23	8,938.96	-7,689.73
4300 Other Income		5,551.29	-5,551.29
8000 Sale of an asset		123.28	-123.28
Cash Rewards	1,245.98		1,245.98
Gain/Loss - Coinbase Exchange	-48,527.22	61,038.11	-109,565.33
Total Other Income	**$ -46,032.01**	**$75,651.64**	**$ -121,683.65**
Other Expenses			
5020 Depreciation	1,625.00		1,625.00
7000 Amortization Expense	329,820.00	326,805.00	3,015.00

FYEO INC

Profit and Loss

January - December 2025

	TOTAL		
	JAN - DEC 2025	JAN - DEC 2024 (PP)	CHANGE
Capital Loss		10,039.23	-10,039.23
Total Other Expenses	**$331,445.00**	**$336,844.23**	**$ -5,399.23**
NET OTHER INCOME	**$ -377,477.01**	**$ -261,192.59**	**$ -116,284.42**
NET INCOME	**$ -372,520.05**	**$204,033.76**	**$ -576,553.81**

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Tammy Kahn Garrity
Chief Executive Officer, FYEO, Inc.